12531 High Bluff Drive San Diego, California 92130-2040 Telephone: 858.720.5100 Facsimile: 858.720.5125 www.mofo.com

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March 2, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik, Attorney Advisor
Erin Jaskot

Re:	Emerald Health Pharmaceuticals Inc.
Draft Offering Statement on Form 1-A
Submitted January 29, 2018
CIK No. 0001700800

Dear Ms. Paik:

On behalf of our client, Emerald Health Pharmaceuticals Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated February 23, 2018, with respect to the offering statement on Form 1-A filed on January 29, 2018 (“Offering Statement”). For convenience, the numbers of the responses set forth below correspond to the numbered comments in the Staff’s letter, and the text of the Staff’s comments appear in bold and italicized type and the Company’s responses appear immediately after such comments in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

If the Staff would like marked copies of Amendment No. 1 to the Offering Statement as filed with the Commission on the date hereof (“Amendment No. 1”) marked against the Offering Statement, please so advise and we would be happy to provide them.

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1.	Please add risk factor discussion of federal law relating to CBD and CBG, including the status of CBD and CBG under federal law and any material risks or uncertainties that exist following the rescission of the August 29, 2013 memorandum by James Cole, Deputy Attorney General. Please add similar disclosure in your Business section where you discuss applicable regulations.

Response:

The Company respectfully acknowledges this comment and has updated the risk factors beginning on page 9 of Amendment No. 1 and its Business section beginning on page 39 of Amendment No. 1 to include a discussion of federal law relating to CBD and CBG, including the status of CBD and CBG under federal law and material risks or uncertainties that exist following the rescission of the August 29, 2013 memorandum by James Cole, Deputy Attorney General.

2.	We note your disclosure that EHS will own approximately 45% of your common stock after the offering assuming all of the shares offered are sold. Please expand your disclosure to state that EHS will continue to be a controlling stockholder if you sell 80% or less of your offered shares, and the impact to other stockholders of this controlling interest. Please also revise your Summary to disclose the identity of your majority stockholder and discuss its control and influence in the company.

Response:

The Company respectfully acknowledges this comment and updated its disclosure on page 20 of Amendment No. 1 to disclose that EHS will continue to be a controlling stockholder if the Company sells 80% or less of its offered shares. The Company has also revised its Summary on page 1 of Amendment No. 1 to disclose the identity of its majority stockholder and discussed its control and influence in the company.

3.	Please revise your disclosure to state whether any of the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instruction 2 to Item 6 of Part II of the Form 1-A.

Response:

The Company respectfully acknowledges this comment and updated its disclosure on page 24 of Amendment No. 1 to disclose how the proceeds will be used to compensate or otherwise make payments to our officers or directors

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4.	We note statements throughout this section that preclinical studies showed or demonstrated efficacy and that they indicate a “good safety profile with low toxicity at doses much higher than therapeutic doses.” As efficacy and safety determinations are solely within the FDA´s authority, please remove such statements from your prospectus.

Response:

The Company respectfully acknowledges this comment and has removed such statements from pages 31 and 32 of Amendment No. 1.

5.	We note your statement on page 32 that EHP-101 “achieves therapeutic plasma levels at anticipated therapeutic doses.” Please explain the specifics of the study that resulted in this conclusion (ex: number of participants, dosing levels, endpoints, etc.) including what you consider “therapeutic plasma levels.” Please provide similar disclosure where you report similar conclusions from other studies, such as your disclosure on page 37 that EHP-102 improves clinical symptoms and recovers movement parameters.

Response:

The Company respectfully acknowledges this comment and has deleted such conclusion from page 32 of Amendment No. 1 and provided additional disclosure regarding the study. The Company has also provided similar disclosure on pages 33, 34, 35 and 37 of Amendment No. 1.

6.	To the extent not already provided, please give a brief account of the business experience during the past five years of each director and officer, including principal occupations and employment during that period and the name of any organization in which such occupations and employment were held. See Item 10(c) of Part II of Form 1-A.

Response:

The Company respectfully acknowledges this comment and has updated the disclosure regarding the business experience of each director and officer during the past five years beginning on page 42 of Amendment No. 1.

7.	The executive compensation table presented on page 44 appears to be the proposed compensation for officers and directors to be made in the future. Please also provide a table that provides compensation information during your last completed fiscal year. See Item 11(a) of Part II of Form 1-A.

Response:

The Company respectfully acknowledges this comment and has provided additional compensation disclosure regarding its last completed fiscal year on page 45 of Amendment No. 1.

* * * * * * *

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We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. Please direct any such questions or requests to me at (858) 314-7603 (telephone) or skalansky@mofo.com (electronic mail). Please also direct any further comments via electronic mail to me, Steven G. Rowles (srowles@mofo.com) and Dr. James M. DeMesa (jimdemesa@emeraldpharma.life).

Very truly yours,

/s/ Shai Kalansky
Shai Kalansky

cc:	Steven G. Rowles, Esq., Morrison & Foerster LLP
Dr. James M. DeMesa, Chief Executive Officer, Emerald Health Pharmaceuticals Inc.